SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer's ID (CNPJ/MF) #00.108.786/0001-65
Corporate Registry ID (NIRE) #35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:	December 21, 2004, at 3:00 pm, at the Company’s headquarters located at Rua Verbo Divino, 1356 – 1o andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

Attendance:

Board Members representing the necessary quorum, as per the signatures below, jointly with the Company’s executive officers (Francisco Valim, CEO, Leonardo Pereira, CFO, José Félix, Operations, Ciro Kawamura, Commercial, Fernando Mousinho, Institutional Relations, and André Borges, Legal Officer), all of them attending the works.

Presiding Board:	Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Deliberations:	Aligning to the deliberations of the meeting held on November 3, 2004:

1. They approved the execution of instruments (acknowledgment of indebtedness instrument, loan agreement, promissory notes, and/or other instruments) amending or replacing the loan agreements or related executed with financial institutions, under the scope of the Company’s financial restructuring, purpose of the material fact published by the Company on June 28, 2004; and

2. They increased the amount of issuance of shares to be subscribed and paid-up by the managers participating in the Company’s financial restructuring plan, according to their effective call option exercise, from three million (3,000,000) to three million and five hundred thousand (3,500,000) non-par registered, book-entry preferred shares, with subscription price equivalent to thirty-five centavos of Real (R$ 0.35) per share, by means of the Company’s capital stock increase, within the limit of authorized capital provided for in the Article 5 of its By-Laws, option which may occur within two (2) years counted from the publication date of the Notice to the Market, without requiring a new deliberation for this purpose.

Closure:	Nothing more to be dealt with, the meeting was concluded, and these present Minutes were drawn up, read, approved, and signed by all Board members attending the meeting, as well by the Secretary.

Signatures:

Jorge Luiz de Barros Nóbrega (Chairman), Ronnie Vaz Moreira, Stefan Alexander, Rossana Fontenele Berto, Guilherme Perboyre Cavalcanti, Edgard Lobão dos Santos, Eduardo Flores da Cunha Damasceno Ferreira, and André Müller Borges (Secretary).

These deliberations are an integral part of the Minutes of the meeting held on this date. This is a free English translation of the original instrument drawn up in the company’s records.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.